Exhibit 12
General Electric Company Ratio of Earnings to Fixed Charges

(Dollars in millions)		Nine months ended September 30, 2004

	General Electric Company and consolidated affiliates
	Earnings (a)	$14,590
Plus:	Interest and other financial charges included in expense	8,548
	One-third of rental expense (b)	407

	Adjusted "earnings"	$23,545

	Fixed Charges:
	Interest and other financial charges	$8,548
	Interest capitalized	69
	One-third of rental expense (b)	407

	Total fixed charges	$9,024

	Ratio of earnings to fixed charges	2.61

(a) Earnings before income taxes, minority interest and accounting changes. (b) Considered to be representative of interest factor in rental expense.